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                                                                    Exhibit 16.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Global Beverage Solutions, Inc.

Ladies and Gentlemen:

We were previously accountants for Global Beverage Solutions, Inc. (the "Company"). On April 9, 2009, the Company's Chief Executive Officer, Mr. Jerry Pearring, provided us with a notice via e-mail that our appointment as principal accounts was terminated.

We have read the Company's statements included under Item 4.01 of its Form 8-K dated April 9, 2009 and have the following comments:

     1. We agree with the statements concerning our firm made in the third paragraph.

     2. We disagree with the statements made in paragraphs one, two and four regarding our resignation. The client terminated the relationship because we were not willing to defer payment of our fees until the fall of 2009.

Sincerely,

/s/ Turner, Stone & Company, LLP

Dallas, Texas